UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2010
Commission File Number 000-51138
GRAVITY Co., Ltd.

(Translation of registrant’s name into English)
Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul, Korea 121-795

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

GRAVITY REPORTS THIRD QUARTER OF 2010 RESULTS AND BUSINESS UPDATES
Seoul, South Korea — November 17, 2010 — GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or the “Company”), an online game developer and publisher based in South Korea, today announced its unaudited financial results for the third quarter ended September 30, 2010, prepared in accordance with generally accepted accounting principles in the United States, and business updates.
FINANCIAL RESULTS FOR THE THIRD QUARTER OF 2010
Revenues for the third quarter ended September 30, 2010 were KRW 13,668 million (US$ 12,148 thousand), representing a 20.7% increase from KRW 11,326 million for the second quarter ended June 30, 2010 (“QoQ”) and a 0.9% decrease from KRW 13,798 million for the third quarter ended September 30, 2009 (“YoY”).
Review of financial results
Revenues
Royalty and licensing fee revenues for the third quarter of 2010 were KRW 9,359 million (US$ 8,318 thousand), representing a 42.4% increase QoQ from KRW 6,572 million and a 23.9% increase YoY from KRW 7,553 million. The increases QoQ and YoY were primarily driven by the increased revenues from Ragnarok Online in the Japanese market and the weakening of the Korean Won against the Japanese Yen.
Subscription revenues for the third quarter of 2010 were KRW 2,004 million (US$ 1,781 thousand), representing a 25.5% decrease QoQ from KRW 2,691 million and a 35.8% decrease YoY from KRW 3,122 million. The decreases QoQ and YoY were primarily due to decreased revenues from Korea, the U.S. and Canada.
Mobile game revenues were KRW 2,163 million (US$ 1,922 thousand) for the third quarter of 2010, representing a 17.6% increase QoQ from KRW 1,840 million and a 6.9% decrease YoY from KRW 2,324 million.
Character merchandising, animation and other revenue were KRW 142 million (US$ 127 thousand) for the third quarter of 2010, representing a 36.3% decrease QoQ from KRW 223 million and a 82.2% decrease YoY from KRW 799 million. The decreases QoQ and YoY primarily resulted from decreased revenues in sales of goods and Ragnarok Online character merchandising. The decrease YoY was largely due to revenues from sales of Ragnarok DS in the third quarter of 2009, which did not recur in the third quarter of 2010.
Cost of Revenues and Operating Expenses
Cost of revenues was KRW 4,502 million (US$ 4,002 thousand) for the third quarter of 2010, representing a 8.9% decrease QoQ from KRW 4,942 million and a 16.6% decrease YoY from KRW 5,396 million. The decreases QoQ and YoY were primarily attributable to decrease in amortization expense resulting from development costs for Emil Chronicle Online being fully amortized in July 2010 and decrease in cost of goods sold.

Operating expenses were KRW 5,692 million (US$ 5,058 thousand) for the third quarter of 2010, representing a 6.9% decrease QoQ from KRW 6,112 million and a 20.9% decrease YoY from KRW 7,193 million. The decrease QoQ was primarily due to decrease in advertising expenses in the third quarter of 2010 as well as employee separation costs which were incurred in the second quarter of 2010 but not in the third quarter of 2010. The decrease YoY was mainly due to accrual for the litigation settlement with Softstar Entertainment Inc. in the third quarter of 2009, which did not recur in the third quarter of 2010. The decrease YoY was partially offset by increased research and development expenses.
Income before income tax expenses and others was KRW 4,071 million (US$ 3,618 thousand) for the third quarter of 2010, which represents a 194.1% increase QoQ from KRW 1,384 million and a 207.7% increase YoY from KRW 1,323 million.
As a result of the foregoing factors, Gravity recorded a net income attributable to parent company of KRW 2,646 million (US$ 2,352 thousand) for the third quarter of 2010 compared to KRW 465 million for the second quarter of 2010 and KRW 16 million for the third quarter of 2009.
The balance of cash and cash equivalents and short-term financial instruments was KRW 67,767 million (US$ 60,229 thousand) as of September 30, 2010.
Note: For convenience purposes only, the KRW amounts have been expressed in the U.S. dollars at the exchange rate of KRW 1,125.16 to US$ 1.00, the noon buying rate in effect on October 29, 2010, as quoted by the Federal Reserve Bank of New York.
BUSINESS UPDATES
• Ragnarok Online II delayed to the second quarter of 2011
The launch schedule of Ragnarok Online II, a sequel to Ragnarok Online and a massively multiplayer online role playing game (“MMORPG”), has been delayed to the second quarter of 2011.
After the management’s careful consideration, the Company has decided to postpone the schedule as it has become clear that more time is needed in order to reflect users’ feedbacks and to refine the game.
Mr. Toshiro Ohno, the President and CEO of Gravity said, “While we are certainly aware that another delay may come as a disappointment to many fans, our inevitable decision has been made as we put the importance on the degree of completion. We are very hopeful that the additional time will result in the best and most immersive game.”
• License Agreement for War of Gods, a web browser-based game
Gravity has entered into a license agreement with Link China Entertainment, a Chinese game developer, to publish War of Gods in Korea.
War of Gods is a web browser-based strategy simulation game, which is currently serviced in China, Taiwan, Vietnam and Europe by other publishers. Gravity currently expects to commercially release the game in Korea in the fourth quarter of 2010.

• License Agreement for Weapons of the Gods, an MMORPG
Gravity has entered into a license agreement with Shanghai Nineyou Interactive Community and Media Co., Ltd. and its two affiliates, Shanghai Nineshine Information Technology Co., Ltd. and HitNorth International Limited, Chinese game developers and publishers, to publish Weapons of the Gods in Korea.
Weapons of the Gods is a three dimensional MMORPG, based on the storyline and characters from a famous Chinese martial arts comic book series. Weapons of the Gods is expected to be launched in Korea in the third quarter of 2011.
About GRAVITY Co., Ltd. ---------------------------------------------------
Based in Korea, Gravity is a developer and publisher of online games. Gravity’s principal product, Ragnarok Online™, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 80 markets. For more information about Gravity, please visit http://www.gravity.co.kr.
Forward-Looking Statements:
Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our registration statement on Form F-1, as amended, and our annual reports on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.
Contact:
Mr. Heung Gon Kim
Chief Financial Officer
Gravity Co., Ltd.
Email: kheung@gravity.co.kr
Ms. Yoon Joo Lee
IR Manager
Gravity Co., Ltd.
Email: yoonjoo.lee@gravity.co.kr
Telephone: +82-2-2132-7800
#     #     #

GRAVITY Co., Ltd.
Consolidated Balance Sheet
(In millions of KRW and in thousands of US$)

	As of
	31-Dec-09		30-Sep-10
	KRW	US$	KRW	US$
	(audited)	(unaudited)	(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	51,333	45,623	43,267	38,454
Short-term financial instruments	16,000	14,220	24,500	21,775
Short-term available-for-sale investments	4,973	4,420	5,242	4,659
Accounts receivable, net	5,907	5,250	5,848	5,197
Other current assets	4,686	4,165	6,929	6,158

Total current assets	82,899	73,678	85,786	76,243

Property and equipment, net	2,837	2,521	2,278	2,025
Leasehold and other deposits	1,496	1,330	1,531	1,361
Intangible assets	12,455	11,070	13,907	12,360
Equity method investments	1,100	978	1,180	1,049
Other non-current assets	1,651	1,466	1,588	1,411

Total assets	102,438	91,043	106,270	94,449

Liabilities and Equity
Current liabilities:
Accounts payable	3,205	2,848	3,224	2,865
Deferred revenue	3,750	3,333	4,098	3,642
Other current liabilities	1,293	1,149	1,177	1,046

Total current liabilities	8,248	7,330	8,499	7,553

Long-term deferred income	9,658	8,584	9,238	8,210
Accrued severance benefits	478	425	565	502
Other non-current liabilities	444	395	597	531

Total liabilities	18,828	16,734	18,899	16,796

Common shares	3,474	3,088	3,474	3,088
Additional paid-in capital	75,395	67,008	75,395	67,008
Retained earnings	1,265	1,124	4,757	4,228
Accumulated other comprehensive income	3,262	2,899	3,481	3,094

Total parent company shareholders’ equity	83,396	74,119	87,107	77,418

Non-controlling interest	214	190	264	235

Total equity	83,610	74,309	87,371	77,653

Total liabilities and equity	102,438	91,043	106,270	94,449

*
For convenience purposes only, the KRW amounts are expressed in U.S. dollars at the rate of KRW1,125.16 to US$1.00, the noon buying rate in effect on October 29, 2010 as quoted by the Federal Reserve Bank of New York.

GRAVITY Co., Ltd.
Consolidated Statements of Operations
(In millions of KRW and in thousands of US$, except for share and ADS data)

	Three months ended				Nine months ended
	30-Jun-10	30-Sep-09	30-Sep-10		30-Sep-09	30-Sep-10
	(KRW)	(KRW)	(KRW)	(US$)	(KRW)	(KRW)	(US$)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Online games-subscription revenue	2,691	3,122	2,004	1,781	9,577	7,129	6,336
Online games-royalties and license fees	6,572	7,553	9,359	8,318	26,718	22,415	19,922
Mobile games	1,840	2,324	2,163	1,922	5,928	5,842	5,192
Character merchandising, animation and other revenue	223	799	142	127	2,200	727	646

Total net revenue	11,326	13,798	13,668	12,148	44,423	36,113	32,096

Cost of revenue	4,942	5,396	4,502	4,002	16,265	14,305	12,714

Gross profit	6,384	8,402	9,166	8,146	28,158	21,808	19,382

Operating expenses:
Selling, general and administrative	5,291	6,719	4,737	4,210	16,989	14,363	12,765
Research and development	821	474	955	848	1,258	2,437	2,166

Operating income	272	1,209	3,474	3,088	9,911	5,008	4,451

Other income (expenses)
Interest income	508	526	494	439	1,800	1,522	1,353
Interest expense	(3)	(10)	(9)	(8)	(36)	(17)	(15)
Foreign currency gains (losses), net	596	(389)	(63)	(56)	(55)	218	194
Others, net	11	(13)	175	155	27	236	209

Income before income tax expense, and equity loss of joint venture and partnership	1,384	1,323	4,071	3,618	11,647	6,967	6,192

Income tax expenses	796	1,074	1,207	1,073	3,582	2,950	2,622

Income before equity loss of related joint venture and partnership	588	249	2,864	2,545	8,065	4,017	3,570

Equity loss of joint venture and partnership	120	210	195	173	797	474	421

Net Income	468	39	2,669	2,372	7,268	3,543	3,149
LESS: Net income attributable to the non-controlling interest	3	23	23	20	61	51	45

Net income attributable to parent company	465	16	2,646	2,352	7,207	3,492	3,104

Earnings per share
- Basic and diluted	67	2	381	0.34	1,037	503	0.45

Weighted average number of shares outstanding
- Basic and diluted	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900

Earnings per ADS (1)
- Basic and diluted	17	0	95	0.08	259	126	0.11

*
For convenience purposes only, the KRW amounts are expressed in U.S. dollars at the rate of KRW1,125.16 to US$1.00, the noon buying rate in effect on October 29, 2010 as quoted by the Federal Reserve Bank of New York.

(1)	Each ADS represents one-fourth of a common share.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.
Date: November 17, 2010	By:	/s/ Heung Gon Kim
		Name:	Heung Gon Kim
		Title:	Chief Financial Officer